

March 1, 2023

Shane O'Connor
Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

> **Re: UniFirst Corporation**
> **Form 10-K for Fiscal Year Ended August 27, 2022**
> **Filed October 26, 2022**
> **Form 8-K Furnished October 19, 2022**
> **File No. 001-08504**

Dear Shane O'Connor:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 27, 2022

Item 7. Management's Discussion and Analysis
Fiscal Year Ended August 27, 2022 Compared with Fiscal Year Ended August 28, 2021, page 28

1. Where you identify two or more factors which contributed to material changes in financial statement line items, please expand your disclosures to quantify the individual impact of each factor. In this regard, we note you have identified multiple factors contributing to the increases in revenues and cost of revenues for your Core Laundry Operations' without quantification of the factors cited. Additionally, to the extent your results have been impacted by the current inflationary environment, please provide the impact in quantitative terms, to the extent practicable. Please note this comment applies to all future periodic reporting, as we note similar instances in your Form 10-Q for the period ended November 26, 2022. Refer to Item 303(b) of Regulation S-K.

<u>Form 8-K Furnished October 19, 2022</u>

<u>Exhibit 99, page 1</u>

2.   We note you present certain non-GAAP measures which remove the impacts related to your "Key Initiatives." On page 28 of your FY 2022 Form 10-K, you state these initiatives are a focus over the next few years, and include costs related to your CRM system, investments in the UniFirst brand, and ERP system. Please tell us your consideration of Question 100.01 of the staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures "C&DI's" in determining the appropriateness of each component comprising your key initiatives adjustment. Also, please refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the non-GAAP C&DI's in regards to your statement describing these excluded costs as "non-recurring."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services